NEWS RELEASE

EMX Royalty Corporation to Submit a Notice of Arbitration to Zijin Mining Group Ltd.

Vancouver, British Columbia, December 17, 2021 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") reports that it will deliver a Notice of Arbitration to Zijin Mining Group Ltd. ("Zijin") and its wholly owned subsidiary, Nevsun Resources Ltd. ("Nevsun") pursuant to the Net Smelter Returns Royalty Agreement dated March 16, 2010 by and between Reservoir Capital Corp. (of which Nevsun is a successor in interest), and Euromax Resources Ltd. (of which EMX is the acquirer of Euromax Resources Ltd's royalty interest) ("Royalty Agreement").

The rate of the royalty on the Timok Project in Serbia on the Brestovac East and Durian Potok Licences which cover the Cukaru Peki deposit is stated to be 0.5% ("Royalty Rate") under the Royalty Agreement. The decision to initiate arbitration arose from recent communication between parties where Zijin indicated to EMX that the Royalty Rate of 0.5% had been reduced to 0.125% and Zijin's failure to respond to our correspondence challenging this assertion and seeking clarification. Arbitration will be conducted in accordance with the commercial arbitration rules of the Commercial Arbitration Act (British Columbia), in British Columbia, and in accordance with British Columbia law.

The Royalty Agreement contains a provision for the reduction of the Royalty Rate under certain express and specific circumstances, namely, the acquisition by Freeport McMoRan Copper & Gold Inc. or any affiliate of a direct, undivided, ownership interest in the properties that are the subject of the Royalty Agreement, solely by directly incurring certain types of expenditures on the properties.  EMX does not believe that the circumstances which would have triggered the reduction of the Royalty Rate have occurred and therefore the Royalty Rate remains at 0.5%. The Royalty Agreement also expressly outlined the circumstances under which the Royalty Rate could not be reduced. The Royalty Agreement has been filed by EMX as a material contract of EMX on www.sedar.com ("SEDAR").

As it is EMX's understanding that production has commenced, the Notice of Arbitration is necessary in order to preserve EMX's rights with respect to its royalty interests.  EMX continues to believe that a dialogue and amicable discussions may allow the parties to reach a mutually acceptable outcome prior to the start of arbitral proceedings.  The timing and outcome of any such discussions or arbitral proceedings with Zijin are not known at this time. The Company intends to take all necessary steps to protect its interests under the Royalty Agreement and will consider any other actions necessary to ensure its rights are preserved.

Timok Project Overview. The Timok Project's Cukaru Peki deposit consists of a higher level body of high-grade, epithermal-style copper-gold mineralization referred to as the Upper Zone project, and a deeper body of porphyry-style copper-gold mineralization known as the Lower Zone project. Prior to its acquisition by Zijin, a Pre-Feasibility Study ("PFS") of the Upper Zone and resource estimate of the Lower Zone was completed by previous owner Nevsun, which was filed in August 2018 under Nevsun's profile on SEDAR. EMX used the aforementioned PFS as the basis for its NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia dated July 30, 2021 and EMX is unaware of any new, publicly available material scientific or technical information that would make Nevsun's previous disclosures regarding the PFS inaccurate or misleading.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements include statements regarding the payment of the royalty under the Royalty Agreement, the Royalty Rate, the outcome of any discussions, dispute or arbitral proceedings between EMX and Zijin and any other steps or actions taken by EMX to protect its rights, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. We are under no obligation to update any forward-looking statements except as required under applicable securities laws. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com